June 6, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Registration Statement on Form S-3
Filed May 3, 2016
File No. 333-211072

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2016, with respect to Registration Statement on Form S-3, File No. 333-211072, filed with the Commission on May 3, 2016 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-3 unless otherwise specified.

At the Market Issuance Sales Agreement Prospectus

1. This prospectus references the offering of “up to $6,200,000” of common stock. Please confirm that this represents a “takedown” from the $100 million of securities that have been registered in this registration statement. If so, advise us whether you intend to file a prospectus under Rule 424(b) subsequent to effectiveness of the registration statement. If you do not, explain to us why you believe that this prospectus complies with Rule 424(b). In this regard, we note the prospectus indicates that it is offering “up to” rather than a fixed amount of securities and utilizes pricing information as of April 28, 2016.

RESPONSE: We acknowledge the Staff’s comment and confirm that the contemplated offering of up to $6,200,000 of common stock represents a “takedown” from the $100 million of securities that have been registered in the Registration Statement. We also advise that we intend to file a prospectus under Rule 424(b) subsequent to effectiveness of the registration statement.

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Securities and Exchange Commission

June 6, 2016

In connection with responding to the Staff’s comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brett Riesenfeld of Vinson & Elkins L.L.P. at 713.758.3285.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

Enclosures